BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

July 1, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

KING & SHAXSON CAPITAL LTD changed to KING & SHAXSON LIMITED – Name change in Execute or Trade section (Street Address 1 changed to 155 Fenchurch Street and Postal Code changed to EC3M 6AL)

BANCO CITI MÉXICO S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INTEGRANTE DEL GRUPO FINANCIERO CITI MÉXICO – Terminated in Custody, Clearance, or Settlement section